May 29, 2025

Nack Y. Paek
Chairman and Chief Executive Officer
MetroCity Bankshares, Inc.
5114 Buford Highway
Doraville, GA 30340

       Re: MetroCity Bankshares, Inc.
           Registration Statement on Form S-4
           Filed May 23, 2025
           File No. 333-287567
Dear Nack Y. Paek:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Beth Whitaker